

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-Mail
Kenneth Carter, CEO
Introbuzz
7816 Calico Flower Avenue
Las Vegas, Nevada 89128

> **Re: Introbuzz**
> **Amendment No. 1 to Form S-1**
> **File No. 333-179118**
> **Filed March 20, 2012**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

1.   We note your response to prior comment 2, but your revised disclosure in the fourth risk factor on page 8 fails to address our concern. Your risk factor addresses the risk that a member of your network may use contacts and information it obtains on your network and distribute or sell that information to those outside of your network. Please revise to address whether the contact information being sold and marketed through your website by your members of their own personal or professional networks, without the permission of the "Targets," would expose you and your website to any liability.

2.   Your new risk factor added on page 8 in response to prior comment 3 does not address the risk of possible conflicts of interests with your sole officer, Mr. Kenneth Carter, or the lack of a policy to resolve such conflicts, other than a brief discussion of demands on his time by his outside interests. Please revise or add a risk factor that discusses Mr. Carter's

outside activities, such as Blaque Technology, including whether such ventures would compete with Introbuzz for customers, financial resources, or business opportunities. Further, you should discuss the prospect of Mr. Carter engaging in related party transactions without any oversight by independent board members and the risk he may enter into transactions that may not be the most favorable to Introbuzz and its investors.

Plan of Distribution

Terms of the Offering, page 17

3.   We note your response to prior comment 6 that you will no longer have a discretionary 180 extension period for your offering. Please revise the facing page of your registration statement to clarify that your offering is not a continuous or delayed offering subject to Rule 415. Also, please revise your escrow agreement to remove references to your extension period, including the "Collection Period" provided in section 4.3 of the escrow agreement and paragraph 4 of the information sheet.

4.   It appears that offering proceeds are to be deposited in an attorney-client trust account until the minimum offering proceeds are raised or the offering is terminated. Please explain whether and how the subscription proceeds will be segregated from funds deposited on behalf of other legal clients of Mr. Gewerter.

5.   Your response to prior comment 8 appears inadequate, as you have only provided us with an unsupported conclusion that you believe Mr. Gewerter's role as escrow agent (who will receive and disburse investor funds in that capacity) is the practice of law, thus exempt under the licensing requirements of NRS 645A. Please provide us with a detailed analysis supporting a conclusion that Mr. Gewerter's receipt of funds from subscribers in a common stock offering as an escrow agent is exempt from the escrow agent requirements under NRS 645A.015(2). It appears that service as an escrow agent is a commercial activity that is distinct from the delivery of professional legal services. Additionally, the primary duties of the escrow agent appear to be owed to the subscribers, not to his legal client. It appears that Mr. Gewerter's legal services in the public offering are distinct from those he proposes to provide as escrow agent. Your analysis should provide citations to applicable legal authority.

Business, page 19

6.   We note your response to prior comment 12. On pages 22 and 23, you provide a description of the functionality of the Introbuzz network at the initial launch. Please revise to clarify whether your "How It Works" discussion on pages 21 and 22 and your screenshots on pages 21 and 23 through 25 are representative of your website/network at your initial launch. Otherwise, please revise to clarify the differences.

7.   We note your response to prior comment 11 that the remaining steps required prior to launching your website are removing your password feature and indexing the URL to search engines, as disclosed on page 20. This disclosure implies your website is complete and operational and just requires unlocking the site for public viewing and indexing the URL to generate search engine traffic. If this is the case, please revise to provide clear disclosure to indicate that your website is substantially complete; otherwise disclose the steps you must complete prior to the public launch of your website.

Management's Discussion and Analysis or Plan of Operation, page 33

8.   We note your response to prior comment 14. Please clarify whether you plan to launch your website during the second quarter of 2012 even if you have not yet achieved the minimum offering amount of $50,000. Currently your disclosure on page 33 states that you plan to commence operations and execute your business plan "upon receipt of the first proceeds received from the raise" but also that you plan to launch your website during the second quarter of 2012 "regardless of the stage of our raise activities." Also, please disclose how you determined that $9,000 will be sufficient to meet your obligations until you receive funds from the offering. We note from the disclosure on page 13 that you estimate website development costs to be $10,000 and offering expenses to be $7,000.

Certain Relationships and Related Transactions, page 40

9.   We note your response to prior comment 18 regarding Mr. Kenneth Carter's forgiveness of the shareholder note in the amount of $47,000 on March 13, 2012. Please revise to clarify whether the forgiveness of the loan is binding, and if so, please file the agreement or summary of an oral agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements

Balance Sheets, page F-2

10.   We note your expanded line item disclosure in your balance sheets in response to prior comment 23. However, your related party accrued interest should be presented on a separate line item from trade payables. In addition, the caption should indicate that this amount is interest payable rather than accounts payable. Refer to FASB ASC 850-10-50-1 & 50-2.

Notes to the Financial Statements

1.Nature of Operations and Significant Accounting Policies

Development Stage Company, page F-6

11.   We note that you added a single sentence to your footnotes in response to prior comment 22. This disclosure does not appear sufficient enough to explain the nature of your development stage activities. Expand your footnote disclosure that describes the nature of your development stage activities. Refer to FASB ASC 915-235-50-1.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-Mail
        Harold P. Gewerter, Esq.